SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On April 1, 2005, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K. This report on Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

Exhibit 1

ELBIT VISION SYSTEMS LTD.

FOR IMMEDIATE RELEASE

ELBIT VISION SYSTEMS REPORTS FINANCIAL RESULTS
FOR THE 4th QUARTER AND FULL YEAR 2004

Quarterly Revenues More than Double; Annual Revenues Up 73%;
Record $17.1M Backlog Positions Company for Growth and Profitability

        Yoqneam, Israel, April 1, 2005 – Elbit Vision Systems, Ltd. (OTCBB: EVSNF.OB), a leading provider of automatic optical inspection and quality monitoring systems, today announced its consolidated financial results for the fourth quarter and fiscal year ended December 31, 2004.

Financial Results
        Revenues for the fourth quarter of 2004 were $3,664,000, an increase of 136% compared with $1,553,000 in the fourth quarter of 2003. Net loss for the fourth quarter of 2004 was $4,196,000, or $0.16 per share, compared to a net loss of $118,000, or $0.01 per share, for the fourth quarter of 2003.

        Revenues for the fiscal year ended December 31, 2004 were $10,960,000, an increase of 73% compared to $6,328,000 for fiscal 2003. Net loss for 2004 was $5,905,000, or $0.32 per share, compared to a net loss of $982,000, or $0.10 per share for 2003. The loss for 2004 reflects non recurring expenses and expenses related to the Company’s acquisitions and efficiency program of approximately $3,000,000 (see below).

Highlights of 2004

Record Backlog
In addition to booking $11 million in sales during 2004, the Company has built a backlog of firm orders totaling as of today $17.1 million, the majority of which is expected to ship during 2005. Approximately $8.5 million of this backlog is from Far Eastern customers.

Acquisitions Program
■	In Q2, the Company acquired 51% of Yuravision Co. Ltd., a South Korea-based company which develops visual inspection software and systems for the LCD industry, to position itself for significant opportunities in China, India and other regions in the Far East.

■	In Q3, the Company completed its acquisition of ScanMaster Systems (IRT) which develops, manufactures and markets ultrasonic inspection equipment for the automotive, transportation and metal industries. ScanMaster contributed $2.4 million of the Company’s revenues for Q4, the first complete quarter following its acquisition, and orders for its systems account for more than $10 million of the Company’s backlog.

Non Recurring Expenses and Expenses Related to the Company’s Acquisition Program
During 2004, the Company recorded expenses of $1,650,000 related to the Company’s acquisitions program and non recurring expenses of $1,300,000 related to its efficiency program and other expenses.

Appointment of CEO
In Q4, Mr. Zami Aberman, the Company’s CEO for the past two years, stepped down from his position, and the Board of Directors appointed Mr. Menashe Shohat as the new CEO. Mr. Shohat brings EVS 14 years of experience in the inspection market, including 3 years as CEO of ScanMaster during which he executed a successful turnaround, bringing it to profitability.

Comments of Management
“Our loss for the quarter reflects the completion of our restructuring program, which has enabled us to enter 2005 with a much leaner expense model,” said Mr. Yaky Yanay, Chief Financial Officer of EVS. “With a significant level of firm orders in hand for all our product lines, including a large portion from the Far East, we are confident in our ability to increase revenues and achieve profitability.”

About Elbit Vision Systems (EVS):

EVS offers a broad portfolio of automatic in-line inspection and quality monitoring systems used to improve product quality and increase production efficiency. The Company’s Microelectronic Division provides state-of-the-art optical and laser-based inspection and correction systems for the manufacture of LCDs, FPDs and Bare Wafers. The Company’s Industrial Division provides automatic optical inspection (AOI) and non-destructive ultrasound inspection systems for heavy manufacturing (automotive, aeronautics, steel and others). EVS maintains headquarters and manufacturing in Israel, R&D operations in Israel and Korea, and offers global sales and support coverage.

Safe Harbor:

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.evs.co.il

Contact:

Yaky Yanay, VP Finance and CFO
972-4-993-6418
yaky@evs.co.il

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2004	2003
	U.S. dollars in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	1,222	1,789
Restricted deposit	768	537
Accounts receivable:
Trade	2,287	1,021
Other	980	620
Inventories	4,682	3,139

T o t a l current assets	9,939	7,106

INVESTMENTS AND LONG-TERM RECEIVABLES:
Funds in respect of employee rights upon retirement	1,389	622
Other long-term receivables	187	99

	1,576	721

PROPERTY AND EQUIPMENT, net of accumulated
depreciation and amortization	1,057	414

OTHER ASSETS AND DEFERRED CHARGES -
net of accumulated amortization:
Goodwill	2,448	-
Other intangible assets	4,090	-
Deferred charges	343	-

	6,881	-

T o t a l assets	19,453	8,241

	December 31
	2004		2003
	U.S. dollars in thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Credit from banks	1,394		1,006
Current maturities of loan from shareholder	160		160
Credit from Cornell Capital Partners L.P.	3,328		-
Accounts payable and accruals:
Trade	2,450		651
Deferred income	789		78
Other	6,637		2,704

T o t a l current liabilities	14,758		4,599

LONG-TERM LIABILITIES:
Loans and other liabilities (net of current maturities)	408		287
Liability for employee rights upon retirement	2,141		979

T o t a l long-term liabilities	2,549		1,266

COMMITMENTS AND CONTINGENT LIABILITIES

T o t a l liabilities	17,307		5,865

SHAREHOLDERS' EQUITY:	2,146	(*)	2,376

T o t a l liabilities and shareholders' equity	19,453		8,241

(*)     After reduction of $2,520 shares held in escrow

ELBIT VISION SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	12 months ended December 31		3 months ended December 31
	2004	2003	2004	2003
	U.S. dollars in thousands (except per share data)

REVENUES:	10,960	6,328	3,664	1,553

COST OF REVENUES:	8,542	3,748	4,613	859

GROSS PROFIT	2,418	2,580	(949)	694

RESEARCH AND DEVELOPMENT COSTS - net	2,456	1,431	884	259

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Marketing and selling	3,527	1,598	1,007	479
General and administrative	2,153	637	1,072	39

OPERATING LOSS	(5,718)	(1,086)	(3,912)	(83)
FINANCIAL INCOME (EXPENSES) - net	(297)	60	(275)	(56)
OTHER INCOME	116	47	(7)	21

LOSS BEFORE TAXES ON INCOME	(5,899)	(979)	(4,194)	(118)
TAXES ON INCOME	6	3	2	-

LOSS FOR THE YEAR	(5,905)	(982)	(4,196)	(118)

LOSS PER SHARE - BASIC AND DILUTED	(0.32)	(0.10)	(0.16)	(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF LOSS PER SHARE - BASIC AND DILUTED (IN THOUSANDS)	18,724	10,175	25,682	10,175

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: April 5, 2005